EXHIBIT 21
SUBSIDIARIES OF THE COMPANY
     The following is a list of our active subsidiaries as of December 31, 2009, including the jurisdiction of incorporation of each and the names under which such subsidiaries conduct business. In the case of each subsidiary which is indented, its immediate parent owns beneficially all of the voting securities.

VGR Holding LLC	Delaware
Liggett Group LLC	Delaware
Vector Tobacco Inc.	Virginia
Liggett Vector Brands Inc.	Delaware
New Valley LLC	Delaware
     Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.